Exhibit 99.2

RADCOM LTD. 24 RAOUL WALLENBERG ST. TEL AVIV 6971920 ISRAEL

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until forty-eight (48) hours before the meeting. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until forty-eight (48) hours before the meeting. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E81474-P26765                  KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

RADCOM LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1-9.				For	Against	Abstain
1.	Fixing the number of members of the Board of Directors at up to seven			☐	☐	☐
2.	Re-election and Election of Directors
	2a.	Rachel (Heli) Bennun (until the 3rd Annual Meeting following the Meeting)		☐	☐	☐
	2b.	Matty Karp (until the 3rd Annual Meeting following the Meeting)		☐	☐	☐			For	Against	Abstain
							6.	Approval of the compensation to be paid to our Executive Chairman	☐	☐	☐
	2c.	Zohar Zisapel (until the 1st Annual Meeting following the Meeting)		☐	☐	☐		6a.

Please mark FOR if you are not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 6. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.*

☐
	2d.	Mirella Kuvent (until the 1st Annual Meeting following the Meeting)		☐	☐	☐	7.	Approval of an amendment to the compensation to be paid to our Chief Executive Officer	☐	☐	☐

3.	Election of External Directors							7a.

Please mark FOR if you are not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 7. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.*

☐
	3a.	Rami Schwartz (for a three-year term)		☐	☐	☐	8.	Approval of the equity compensation to our Chief Executive Officer	☐	☐	☐
	3b.	Oren Most (for a three-year term)		☐	☐	☐		8a.

Please mark FOR if you are not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 8. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.*

☐
		3ba.	Please mark FOR if you are not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 3. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.*	☐			9.

Re-appointment of Kost Forer Gabbay & Kasierer as independent auditors until the next annual general meeting of shareholders, and to authorizing the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2019

									☐	☐	☐
4.	Three-year approval of Amended Compensation Policy			☐	☐	☐
	4a.	Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 4. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.*		☐			*	For definitions of “controlling shareholder” and “personal interest”, please see Item No. 3 to the Proxy Statement.
5.	Approval of the compensation to be paid to our directors (other than our Executive Chairman)			☐	☐	☐
5a.

Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 5. IF YOU DO NOT MARK “FOR” YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.*

				☐			Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]				Date			Signature (Joint Owners)			Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

E81475-P26765

RADCOM LTD.

Annual Meeting of Shareholders

July 11, 2019 4:00 PM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Yaron Ravkaie, Chief Executive Officer and Amir Hai, Chief Financial Officer, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of RADCOM LTD. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 4:00 PM, LDT on July 11, 2019, at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein.

Continued and to be signed on reverse side